SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 30, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

O Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

O Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

O Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

O Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   Regulation FD Disclosure

On December 30, 2015, Radio One, Inc. (the "Company") announced that its Board of Directors had authorized a repurchase of shares of the Company's Class D common stock (the "Repurchase Program"). The Repurchase Program authorizes the repurchase of shares with an aggregate value of up to $3.5MM at a per share price not to exceed $1.50 per share. The Repurchase Program is authorized for up to 24 months and purchases under the plan may be made from time to time in open market purchases, through privately negotiated transactions or otherwise.

A copy of the press release announcing the Repurchase Program is attached hereto as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.   Description

99.1   Press release issued by Radio One, Inc. on December 30, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

December 31, 2015   Peter D. Thompson
                                      Chief Financial Officer and Principal Accounting Officer

Radio One, Inc. Announces Stock Repurchase Authorization

WASHINGTON, December 30, 2015 /PRNewswire/ -- Radio One, Inc. (the "Company") (NASDAQ: ROIAK; ROIA), announced that its Board of Directors had authorized a repurchase of shares of the Company's Class D common stock (the "Repurchase Program"). The Repurchase Program authorizes the repurchase of shares with an aggregate value of up to $3.5MM. The Repurchase Program is authorized for up to 24 months and purchases under the plan may be made from time to time in open market purchases, through privately negotiated transactions or otherwise.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K, S-3 and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

About Radio One, Inc.

Radio One, Inc., together with its subsidiaries (http://www.radio-one.com/), is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning and/or operating 56 broadcast stations located in 16 urban markets in the United States. Through its controlling interest in Reach Media, Inc. (http://www.blackamericaweb.com/), the Company also operates syndicated programming including the Tom Joyner Morning Show, the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, Bishop T.D. Jakes' "Empowering Moments", and the Reverend Al Sharpton Show. Beyond its core radio broadcasting franchise, Radio One owns Interactive One (http://www.interactiveone.com/), an online platform serving the African-American community through social content, news, information, and entertainment. Interactive One operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful and social networking websites, including BlackPlanet and MiGente. In addition, the Company owns TV One, LLC (http://www.tvoneonline.com/), a cable/satellite network programming primarily to African-Americans.

SOURCE Radio One, Inc.

Peter D. Thompson, +1-301-429-4638